SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SPORTS SOURCE, INC.
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(Name of Issuer)

Common Stock, par value $0.001 per share
----------------------------------------
(Title of Class of Securities)

84920L104
(CUSIP Number)

Chen Wei Dong
c/o Auto Chance International Limited
Xicheng Industrial Zone of Luoshan, Xinyang
Henan Province, The People’s Republic of China

(86) 27 853 75701
--------------------
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

10/12/2006
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84920L104	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS Auto Chance International Limited S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI
NUMBER OF SHARES	7	SOLE VOTING POWER 7,500,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
THE REPORTING	9	SOLE DISPOSITIVE POWER 7,500,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 7,500,000
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 84920L104	Page 3 of 7 Pages
1	NAME OF REPORTING PERSONS Chen Wei Dong S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 7,500,000*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
THE REPORTING	9	SOLE DISPOSITIVE POWER 7,500,000*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 7,500,000*
12	CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (see instructions) IN

*Through his position as director of Auto Chance International Limited, Chen Wei Dong has the power to dispose of or direct the disposition of the 7,500,000 shares of Common Stock of Auto Chance International Limited. As a result, Chen Wei Dong may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”), relates to common stock, par value $0.001 (“Common Stock”) of Sports Source, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Xicheng Industrial Zone of Luoshan, Xinyang Henan Province, The People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly by Auto Chance International Limited (“Auto”) and Chen Wei Dong. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c) Auto is a British Virgin Islands corporation. Auto is an offshore entity and does not currently have any operations. The address of Auto’s principal place of business is c/o Xicheng Industrial Zone of Luoshan, Xinyang Henan Province, The People’s Republic of China.

Chen Wei Dong is a natural person and his principal occupation is as an investor. The address of his principal office and principal place of business is Xicheng Industrial Zone of Luoshan, Xinyang Henan Province, The People’s Republic of China. Chen Wei Dong is the director of Auto, and in such position, he has the sole power to dispose of or direct the disposition of the shares of common stock of Auto. Some of the other stake holders of Auto are affiliates of the Issuer. They are Chen Si Qiang, Director and Chief Executive Officer, Wang Gui Quan, Director and President, Zhou Dian Chang, Director and Mai Xiao Fu, Director.

(d)-(e) During the last five years none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Chen Wei Dong is a citizen of The People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 12, 2006, pursuant to a Share Exchange Agreement (the “Share Exchange”) by and among the Issuer, Auto and Kinfair Holdings Limited, a Hong Kong company (“Kinfair”), Auto exchanged its shares of capital stock of Kinfair for an aggregate of 7,500,000 newly-issued shares of the Issuer’s Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of Auto’s acquisition of the Issuer’s Common Stock was to acquire control of the Issuer and to have the operations of Kinfair be the only operations of the Issuer. The directors and officers of the Issuer were replaced by the directors of Kinfair, effective upon the expiration of the requisite time period following the mailing of the Information Statement pursuant to Section 14(f).

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Neither of the Reporting Persons has effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 12, 2006, the Issuer entered into a Share Exchange with Kinfair and Auto. On the closing of the Share Exchange, the Issuer acquired all of the issued and outstanding securities of Kinfair from Auto in exchange for an aggregate of 7,500,000 newly-issued shares of the Issuer’s Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated October 26, 2006.

Exhibit 2. Share Exchange Agreement between Sports Source, Inc., Kinfair Holdings Limited and Auto Chance International Limited, dated October 12, 2006 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K, filed with the SEC on October 13, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 26, 2006	AUTO CHANCE INTERNATIONAL LIMITED, LTD. By: /s/ Chen Wei Dong Name: Chen Wei Dong Title: Authorized Representative /s/ Chen Wei Dong Chen Wei Dong

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Sports Source, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 26th day of October, 2006.

Date: October 26, 2006	AUTO CHANCE INTERNATIONAL LIMITED, LTD. By: /s/ Chen Wei Dong Name: Chen Wei Dong Title: Authorized Representative /s/ Chen Wei Dong Chen Wei Dong